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                           [MERRILL LYNCH LETTERHEAD]



                                            November 3, 1995



Board of Directors
Pratt & Lambert United, Inc.
75 Tonawanda Street
Buffalo, New York 14207



Ladies and Gentlemen:

                 Pratt & Lambert United, Inc. (the "Company"), The Sherwin-Williams Company (the "Acquiror") and SWACQ, Inc., a wholly-owned subsidiary of the Acquiror (the "Acquisition Subsidiary"), propose to enter into an agreement (the "Agreement") pursuant to which the Acquisition Subsidiary will make a tender offer (the "Offer") to acquire all of the Company's common stock, par value $.01 per share (the "Shares"), at $35.00 per Share, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, the Acquisition Subsidiary will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $35.00 in cash or any higher price paid for each Share in the Offer, without interest. In connection with the Offer and the Merger, certain shareholders of the Company who are the beneficial owners of approximately 40% of the outstanding fully diluted Shares propose to enter into a stock option, pledge and security agreement (the "Option, Pledge and Security Agreement") with the Acquiror and the Acquisition Subsidiary pursuant to which such stockholders will (1) grant to the Acquiror a proxy to exercise all voting and other rights with respect to the Shares beneficially owned by them or thereafter acquired prior to the consummation of the Merger, (2) grant to the Acquiror an option to acquire such Shares at $35 per Share in certain circumstances, and (3) agree to tender such Shares at $35.00 per Share in certain circumstances.

                 You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such shareholders from a financial point of view.


                 In arriving at the opinion set forth below, we have, among other things:

                 (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995 and June 30, 1995;

                 (2) Reviewed certain information, including unaudited financial information for the quarterly period ended September 30, 1995 and financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

                 (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;
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                 (4)      Reviewed the historical market prices and trading
                          activity for the Shares and compared them with those of certain publicly traded companies that we deemed to be reasonably similar to the Company;

                 (5) Compared the results of operations of the Company with those of certain companies that we deemed to be reasonably similar to the Company;

                 (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisition which we deemed to be relevant;

                 (7) Reviewed a draft dated October 29, 1995 of the Agreement;

                 (8) Reviewed a draft dated October 29, 1995 of the Option, Pledge and Security Agreement; and

                 (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

                 In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

                 In connection with the preparation of this opinion, we were authorized by the Company to solicit indications of interest from a limited number of potential acquirers.

                 In the ordinary course of our business, we actively trade in the securities of the Company and the Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

                 On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.


                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER &
                                                   SMITH INCORPORATED